                                                                    Amendment #7

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)

                                 ISRAMCO, INC.
                                (Name of Issuer)

                     Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                   465141109
                                 (CUSIP Number)

                                 Martin Mushkin
                        Pomeranz Gottlieb & Mushkin, LLC
                       205 Lexington Avenue - 16th Floor
                               New York, NY 10016
                                  212-779-4233

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

December 26, 1997
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule

13d.1(b) (3) or (4), check the following box: [  ]

Check the following box if a fee is being paid with the statement: [  ]

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule A)

1)     Name of Reporting Person                        Naptha Holding Ltd.

       S.S. or I.R.S. Identification No.               (Intentionally
       of Above Person                                 Omitted)


2)     Check the Appropriate Box if a                  (a) [  ]
       Member of a Group                               (b) [  ]


3)     SEC Use Only


4)     Source of Funds                                 WC


5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)           [  ]


6)     Citizenship or Place of Organization            Israel


                      7)   Sole Voting Power        15,766,225 shares

Number of Shares      8)   Shared Voting Power      -0-
Beneficially Owned
by Reporting
Person with           9)   Sole Dispositive Power   15,766,225 shares

                      10)  Shared Dispositive Power -0-


11)    Aggregate Amount Beneficially                   15,766,225 shares
       Owned By Each Reporting Person


12)    Check box if the Aggregate Amount               [  ]
       in Row(11) Excludes Certain Shares


13)    Percent of Class Represented by                 49.9%


14)    Type of Reporting Person                        CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule B)

1)     Name of Reporting Person                        Naphtha Israel Petroleum
                                                       Corporation Ltd.
       S.S. or I.R.S. Identification No.               (Intentionally
       of Above Person                                 Omitted)


2)     Check the Appropriate Box if a                  (a) [  ]
       Member of a Group                               (b) [  ]


3)     SEC Use Only


4)     Source of Funds                                 WC


5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)      [  ]


6)     Citizenship or Place of Organization            Israel


                      7)   Sole Voting Power        -0-


Number of Shares      8)   Shared Voting Power      -0-
Beneficially Owned
by Reporting
Person with           9)   Sole Dispositive Power   -0-

                      10)  Shared Dispositive Power -0-


11)    Aggregate Amount Beneficially                   -0-
       Owned By Each Reporting Person


12)    Check box if the Aggregate Amount               [  ]
       in Row(11) Excludes Certain Shares


13)    Percent of Class Represented by                 N/A


14)    Type of Reporting Person                        CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule C)

1)     Name of Reporting Person                        J.O.E.L. Jerusalem Oil
                                                       Exploration Ltd.
       S.S. or I.R.S. Identification No.               (Intentionally
       of Above Person                                 Omitted)


2)     Check the Appropriate Box if a                  (a) [  ]
       Member of a Group                               (b) [  ]


3)     SEC Use Only


4)     Source of Funds                                 N/A


5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)      [  ]


6)     Citizenship or Place of Organization            Israel


                      7)   Sole Voting Power           -0-

Number of Shares      8)   Shared Voting Power         -0-
Beneficially Owned
by Reporting
Person with           9)   Sole Dispositive Power      -0-

                      10)  Shared Dispositive Power    -0-


11)    Aggregate Amount Beneficially                   -0-
       Owned By Each Reporting Person


12)    Check box if the Aggregate Amount               [  ]
       in Row(11) Excludes Certain Shares


13)    Percent of Class Represented by                 N/A


14)    Type of Reporting Person                        CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule D)

1)     Name of Reporting Person                        Equital Ltd.
                                                       (formerly known as
                                                       Pass-Port Ltd.)
       S.S. or I.R.S. Identification No.               (Intentionally
       of Above Person                                 Omitted)


2)     Check the Appropriate Box if a                  (a) [  ]
       Member of a Group                               (b) [  ]


3)     SEC Use Only


4)     Source of Funds                                 N/A


5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)      [  ]


6)     Citizenship or Place of Organization            Israel

                      7)   Sole Voting Power           -0-


Number of Shares      8)   Shared Voting Power         -0-
Beneficially Owned
by Reporting
Person with           9)   Sole Dispositive Power      -0-

                      10)  Shared Dispositive Power    -0-


11)    Aggregate Amount Beneficially                   -0-
       Owned By Each Reporting Person


12)    Check box if the Aggregate Amount               [  ]
       in Row(11) Excludes Certain Shares


13)    Percent of Class Represented by                 N/A


14)    Type of Reporting Person                        CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule F)

1)     Name of Reporting Person                        Israel Credit Lines
                                                       Complementary Financial
                                                       Services Ltd.
       S.S. or I.R.S. Identification No.               (Intentionally
       of Above Person                                 Omitted)


2)     Check the Appropriate Box if a                  (a) [  ]
       Member of a Group                               (b) [  ]


3)     SEC Use Only


4)     Source of Funds                                 N/A


5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)      [  ]


6)     Citizenship or Place of Organization            Israel


                      7)   Sole Voting Power           -0-

Number of Shares      8)   Shared Voting Power         -0-
Beneficially Owned
by Reporting
Person with           9)   Sole Dispositive Power      -0-

                      10)  Shared Dispositive Power    -0-


11)    Aggregate Amount Beneficially                   -0-
       Owned By Each Reporting Person


12)    Check box if the Aggregate Amount               [  ]
       in Row(11) Excludes Certain Shares


13)    Percent of Class Represented by                 N/A


14)    Type of Reporting Person                        CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule K)

1)   Name of Reporting Person                          United Kingsway Ltd.

     S.S. or I.R.S. Identification No.                 (Intentionally
     of Above Person                                   Omitted)


2)   Check the Appropriate Box if a                    (a) [  ]
     Member of a Group                                 (b) [  ]


3)   SEC Use Only


4)   Source of Funds                                   N/A


5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)        [  ]


6)   Citizenship or Place of Organization              Nassau, Bahamas


                    7)   Sole Voting Power             -0-


Number of Shares    8)   Shared Voting Power           -0-
Beneficially Owned
by Reporting
Person with         9)   Sole Dispositive Power        -0-

                    10)  Shared Dispositive Power      -0-


11)  Aggregate Amount Beneficially                     -0-
     Owned By Each Reporting Person


12)  Check box if the Aggregate Amount                 [  ]
     in Row(11) Excludes Certain Shares


13)  Percent of Class Represented by                   N/A


14)  Type of Reporting Person                          CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule L)

1)   Name of Reporting Person                          YHK Investment LP

     S.S. or I.R.S. Identification No.                 (Intentionally
     of Above Person                                   Omitted)


2)   Check the Appropriate Box if a                    (a) [  ]
     Member of a Group                                 (b) [  ]


3)   SEC Use Only


4)   Source of Funds                                   [AF]


5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)        [  ]


6)   Citizenship or Place of Organization              Israel


                    7)   Sole Voting Power             -0-

Number of Shares    8)   Shared Voting Power -0-
Beneficially Owned
by Reporting
Person with         9)   Sole Dispositive Power        -0-

                    10)  Shared Dispositive Power      -0-


11)  Aggregate Amount Beneficially                     -0-
     Owned By Each Reporting Person


12)  Check box if the Aggregate Amount                 [  ]
     in Row(11) Excludes Certain Shares


13)  Percent of Class Represented by                   -0-


14)  Type of Reporting Person                          PN

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule M)

1)   Name of Reporting Person                          Carmen Management and
                                                       Assets
                                                       (1997) Ltd.
     S.S. or I.R.S. Identification No.                 (Intentionally
     of Above Person                                   Omitted)


2)   Check the Appropriate Box if a                    (a) [  ]
     Member of a Group                                 (b) [  ]


3)   SEC Use Only


4)   Source of Funds                                   N/A


5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)        [  ]


6)   Citizenship or Place of Organization              Israel


                    7)   Sole Voting Power             -0-

Number of Shares    8)   Shared Voting Power           -0-
Beneficially Owned
by Reporting
Person with         9)   Sole Dispositive Power        -0-

                    10)  Shared Dispositive Power      -0-


11)  Aggregate Amount Beneficially                     -0-
     Owned By Each Reporting Person


12)  Check box if the Aggregate Amount                 [  ]
     in Row(11) Excludes Certain Shares


13)  Percent of Class Represented by                   N/A


14)  Type of Reporting Person                          CO

                                                                    Amendment #7

CUSIP No. 465141109                                             (See Schedule N)

1)   Name of Reporting Person                          Avraham Livnat Ltd.

     S.S. or I.R.S. Identification No.                 (Intentionally
     of Above Person                                   Omitted)


2)   Check the Appropriate Box if a                    (a) [  ]
     Member of a Group                                 (b) [  ]


3)   SEC Use Only


4)   Source of Funds                                   N/A


5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)        [  ]


6)   Citizenship or Place of Organization              Israel


                    7)   Sole Voting Power             -0-

Number of Shares    8)   Shared Voting Power           -0-
Beneficially Owned
by Reporting
Person with         9)   Sole Dispositive Power        -0-

                    10)  Shared Dispositive Power      -0-


11)  Aggregate Amount Beneficially                     -0-
     Owned By Each Reporting Person


12)  Check box if the Aggregate Amount                 [  ]
     in Row(11) Excludes Certain Shares


13)  Percent of Class Represented by                   N/A


14)  Type of Reporting Person                          CO

                                                                    Amendment #7

     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 20, 1995,
1. as amended by Amendment No. 1 filed with the Commission on January 20, 1996,
2. as amended by Amendment No. 2 filed with the Commission on or about March 27, 1996,
3. as amended by Amendment No. 3 filed with the Commission on or about November 27, 1996,
4. as amended by Amendment No. 4 filed with the Commission on February 12, 1997,
5. as amended by Amendment No. 5 filed with the Commission on May 12, 1997, and
6. as amended by Amendment No. 6 filed with the Commission on October 10, 1997, manually, and October 21, 1997 electronically.
(collectively the "Schedule 13D") relating to the common stock, par value $.01 per share, of Isramco, Inc. are hereby amended by adding the information set forth below. All capitalized terms herein have the meaning ascribed to them in
Schedule 13D.

     This amendment is filed by, and United Kingsway Ltd. ("Kingsway"), Israel Credit Lines Complementary Financial Services Ltd ("Complementary"), Avraham Livnat Ltd., Carmen Management and Assets (1997) Ltd. ( Carmen Management"),, YHK Limited Partnership ("YHK") YHK General Managers, Ltd. ("YHK Managers") and Naptha Holding Ltd. ("Holding").

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Isramco, Inc., a Delaware corporation (the "Issuer"). In December, 1997, the principal executive office of the Issuer is at: 1770 St. James Place, Ste 607, Houston, TX 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     As reported more fully in Amendment No. 5 to the Schedule 13D, Kingsway and Complementary formed Y.H.K. Investment LP ("YHK"). YHK controls Equital Ltd. ("Equital") and through the chain shown in the annexed Chart of Ownership, it controls Isramco.

     CHANGE IN REPORTING PERSONS   On August 5, 1997, Complementary transferred
a 9% interest in each of YHK and YHK Managers to Kingsway. On October 28, 1997, Complementary transferred a 26% interest in of each of YHK and YHK Managers to Carmen Management. The two transfers constituted a transfer of all of Complementary's interests in YHK and YHK Managers. YHK General Managers is the general partner of YHK. Carmen Management is controlled by Avraham Livnat Ltd. Consequently, Complementary (and David Yayni) are no longer in the chain of ownership having been replaced by Avraham Livnat Ltd. and Carmen Management. Carmen Management is an Israeli corporation, formed for the purpose of investing in various companies. Avraham Livnat Ltd. is an Israeli company formed to hold Livnat interests.

     PURCHASE OF SHARES ON THE OPEN MARKET On December 26, 1997, Holding purchased 892,000 shares of the Issuer (the "Shares") for $808,152, an average price of $0.906 per share. This changed the percentage of ownership of the Issuer's shares by the reporting persons to 49.9%, assuming the exercise by Holding of warrants it holds to purchase 5, 000,000 shares of Isramco.

     PRINCIPAL PLACES OF BUSINESS   The principal place of business of Naptha
Holding Ltd. ("Holding"), J.O.E.L. Jerusalem Oil Exploration Ltd. ("J.O.E.L."), and Equital Ltd. ("Equital") is 8, Granit Street, Kiryat Arie, Box 10188, Petach-Tikva, Israel 49222. The principal place of business of Carmen Management is 18 Hazayit St., Karmey Yossef, Israel, 99797. The principal place of business of Avraham Livnat, Ltd. is 18 Hazayit St., Karmey Yossef, Israel 99797.

                                                                    Amendment #7

     The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such person are a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

      During the last five years, none of the Reporting Persons, nor any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of their officers and directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Holding used its working capital to purchase the 892,000 shares.

     Carmen Management financed its purchase of its interests in YHK and YHK Managers through a loan from Israeli Discount Bank pursuant to which it pledged its shares of YHK and YHK Managers and its interests in those companies.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The purchase of the Shares was made by Holding because it deemed the shares to be underpriced on the open market.

     The transaction pursuant to which Carmen Management acquired its interests in YHK and YHK Managers was part of a larger transaction in which the Livnat interests acquired portions of the interests previously controlled by Complementary. As part of that series of transactions, Carmen Management purchased its interest in YHK and YHK Managers to resume its position in the chain of ownership and in the economic interests of the companies in that chain. See original Schedule 13D filing and prior amendments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of the class of securities being reported on here beneficially owned by the Reporting Persons is 15,766,225 shares which is 49.9% of the outstanding shares assuming the exercise of all of the warrants to held by Holding (the "Shares"). The other persons who, together with the persons named in Item 2, comprise a group with the meaning of Section 13(d)(3) of the Act are indirect beneficial owners of these Shares.

     (b) All power to vote the Shares is vested in Holding.

     (c) From time to time, the persons making this report may acquire additional securities of Isramco in the ordinary course of their business in market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 15-Power of Attorney (changing the persons granted that power and adding Carmen Management and Avraham Livat Ltd. to the persons granting the power).

                                                                    Amendment #7

                              CHART OF OWNERSHIP




                                               -------------------
                                               AVRAHAM LIVNAT LTD.
                                               -------------------
                                                       |
                                                       |   100%
                                                      \|/
               --------------------------     ----------------------
                 UNITED KINGSWAY LTD          CARMEN MANAGEMENT AND
               (CONTROLLED BY HAIM TZUFF)       ASSETS (1997) LTD.
               --------------------------     ----------------------
              |                                       |
          74% |                                   26% |
              |  \                                   \|/
              ------------------------------------------
                 /                    Y.H.K.
                          LIMITED PARTNERSHIP(ISRAEL)
                       ---------------------------------
                                      |
                                42.3% |
                                     \|/
                       ---------------------------------
                                  EQUITAL LTD
                       (FORMERLY KNOWN AS PASS-PORT LTD)
                       ---------------------------------
                                      |        /|\
                                43.4% |         |  9.6%
                                     \|/        |
                       ---------------------------------/
                                  J.O.E.L. LTD          -----------
                       ---------------------------------\         |
                                      |                           |
                                86.6% |                           |
                                     \|/                          |
                       ---------------------------------          |
                -----  NAPHTHA ISRAEL PETROLEUM CORP LTD          |
                |      ---------------------------------          |
                |                                                 |
                |                      |                          |
                |                 100% |                          |  5.5%
                |                     \|/                         |
                |2.6%   ---------------------------------         |
                |             NAPHTHA HOLDING LTD                 |
                |       ---------------------------------         |
                |                      |                          |
                |          47.3% (1)   |                          |
                |                     \|/                         |
                |     \ ---------------------------------         |
                -------          ISRAMCO INC.             ---------
                      /  ---------------------------------
                                      |
                                      |
                                     \|/
                       ---------------------------------
                            ISRAMCO OIL AND GAS LTD
                                GENERAL PARTNER
                       ---------------------------------
                                      |
                                      |
                                     \|/
                      ------------------------------------
                      ISRAMCO NEGEV 2 LIMITED PARTNERSHIP
                      ------------------------------------



____________

(1) Assuming exercise of all warrants.

                                                                    Amendment #7


EXHIBIT 11


                      SIGNATURES AND JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $.01 per share, of Isramco, Inc. (to which this Agreement is attached as EXHIBIT 10), and all subsequent amendments, may be filed on behalf of each such person.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 1998

     NAPTHA HOLDING LTD. ("HOLDING")                                  Schedule A
     NAPHTHA ISRAEL PETROLEUM CORPORATION LTD. ("Naphtha")            Schedule B
     J.O.E.L. JERUSALEM OIL EXPLORATION LTD. ("J.O.E.L.")             Schedule C
     EQUITAL LTD. ("Equital")                                         Schedule D
     ISRAEL CREDIT LINES COMPLEMENTARY FINANCIAL SERVICES LTD.        Schedule F
     UNITED KINGSWAY LTD. ("United")                                  Schedule K
     YHK INVESTMENT LIMITED PARTNERSHIP ("YHK")                       Schedule L
     CARMEN MANAGEMENT AND ASSETS (1997) LTD.                         Schedule M
     AVRAHAM LIVNAT LTD.                                              Schedule N

     By:    /s/
            ---------------------------------------------------
            Pinchas Pinchas, Attorney in Fact
            See powers of attorney filed with prior Amendments.

                                EXHIBIT INDEX



Exhibit No.                      Description


   15 Power of Attorney (changing the persons granted that power and adding Carmen Management and Avraham Livat Ltd. to the persons granting the power).